Rydex Series Funds
805 King Farm Boulevard, Suite 600
Rockville, Maryland 20850

March 28, 2017

VIA EDGAR CORRESPONDENCE

US Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attn:    Mr. Asen Parachkevov

Re:	Rydex Series Funds (the “Trust”) (File Nos. 033-59692 and 811-207584) – Post-Effective Amendment No. 160

Dear Mr. Parachkevov,

Pursuant to Rule 461 under the Securities Act of 1933, we hereby request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 9:00 a.m., Eastern Time, Monday, April 10, 2017, or as soon thereafter as practicable.

In connection with this request, Guggenheim Funds Distributors, LLC, the Trust’s underwriter, has also signed this letter requesting acceleration.

Very truly yours,

Rydex Series Funds	Guggenheim Funds Distributors, LLC

/s/ Amy J. Lee	/s/ Amy J. Lee
By: Amy J. Lee	By: Amy J. Lee
Title: Vice President and Secretary	Title: Vice President and Secretary